UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 8)

                             JP Foodservice, Inc.
          - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                               (Name of Issuer)

                    Common Stock Par Value $.01 Per Share
          - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                        (Title of Class of Securities)

                                 466232 10 5
                          - - - - - - - - - - - - -
                                (CUSIP Number)

            Janet Langford Kelly, Senior Vice President, Secretary
                              and General Counsel
               Sara Lee Corporation, Three First National Plaza
                            Chicago, Illinois 60602
                                 312/726-2600
          - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               December 3, 1996
          - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
           (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box. ( )

          Check the following box if a fee is being paid with the statement ( ) (A fee is not required only if the report-ing person: (1) has a previous statement on file report-ing beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting benefi-cial ownership of five percent or less of such class.) (See Rule 13d-7.)


                                 SCHEDULE 13D

          CUSIP No.      466232 10 5
          ---------------------------------------------------------------
           1         NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO.
                     OF ABOVE PERSON

                     Sara Lee Corporation 36-208-9049
          ---------------------------------------------------------------
           2         CHECK THE APPROPRIATE BOX IF A MEMBER
                     OF A GROUP*                        (a)  ( )
                                                        (b)  (X)
          ---------------------------------------------------------------
           3         SEC USE ONLY

          ---------------------------------------------------------------
           4         SOURCE OF FUNDS*

                     OO
          ---------------------------------------------------------------
           5         CHECK BOX IF DISCLOSURE OF LEGAL
                     PROCEEDINGS IS REQUIRED PURSUANT
                     TO ITEMS 2(d) OR 2(e)                   ( )
          ---------------------------------------------------------------
           6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Maryland
          ---------------------------------------------------------------
                                    7    SOLE VOTING POWER
                    NUMBER
                                         -0
                      OF            -------------------------------------
                                    8    SHARED VOTING POWER
                    SHARES
                                         -0-
                 BENEFICIALLY       -------------------------------------

                   OWNED BY         9    SOLE DISPOSITIVE POWER

                     EACH                -0

                  REPORTING         -------------------------------------
                                    10   SHARED DISPOSITIVE POWER
                    PERSON
                                         -0-
                     WITH
          ---------------------------------------------------------------
           11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                     EACH REPORTING PERSON

                     -0
          ---------------------------------------------------------------
           12        CHECK BOX IF THE AGGREGATE AMOUNT
                     IN ROW (11) EXCLUDES CERTAIN SHARES*    ( )

          ---------------------------------------------------------------
           13        PERCENT OF CLASS REPRESENTED BY
                     AMOUNT IN ROW (11)
                     -0%
          ---------------------------------------------------------------
           14        TYPE OF REPORTING PERSON*

                     CO
          ---------------------------------------------------------------

                   *  SEE INSTRUCTIONS BEFORE FILLING OUT!
              INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
               ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                        AND THE SIGNATURE ATTESTATION.



          ITEM 1.   SECURITY AND ISSUER

                    Item 1 of Schedule 13D (as defined below) is hereby amended to read in its entirety as follows:

                    This Amendment No. 8 to Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of JP Foodservice, Inc., a Delaware corporation (the "Issuer"), and is being filed on behalf of Sara Lee Corporation to amend the Schedule 13D, filed on November 30, 1994 and amended by Amendment No. 1 thereto filed on December 16, 1994, Amendment No. 2 thereto filed on September 14, 1995, Amendment No. 3 thereto filed on November 30, 1995, Amendment No. 4 thereto filed on February 20, 1996, Amendment No. 5 thereto filed on July 2, 1996, Amendment No. 6 thereto filed on July 18, 1996 and Amendment No. 7 thereto filed on September 30, 1996 (such Schedule 13D as so amended being referred to herein as the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

                    Because Sara Lee Corporation no longer beneficially owns any shares of Common Stock of the Issuer, no further amendments to the Schedule 13D will be filed.

          ITEM 2.   IDENTITY AND BACKGROUND

                    Item 2 of Schedule 13D is not being amended.

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER
                    CONSIDERATION

                    Item 3 of Schedule 13D is not being amended.

          ITEM 4.   PURPOSE OF TRANSACTION

                    Item 4 of Schedule 13D is hereby amended to read in its entirety as follows:

                    On December 3, 1996 Sara Lee Foodservice Hold-ings, Inc. ("SLFSH"), a wholly-owned subsidiary of Sara Lee Corporation, sold its entire interest in the Issuer's Common Stock in a public offering pursuant to a U.S. Underwriting Agreement, dated November 26, 1996 (the "U.S. Underwriting Agreement") among the Issuer, the Selling Stockholders (the "Selling Stockholders") set forth on Schedule I thereto and the representatives of the several Underwriters named therein and an Interna-tional Underwriting Agreement, dated November 26, 1996 (the "International Underwriting Agreement") among the Issuer, the Selling Stockholders and the lead managers for the several Managers named therein. The U.S. Under-writing Agreement is included as Exhibit 11 hereto and the International Underwriting Agreement is included as
          Exhibit 12 hereto.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

                    Item 5 of Schedule 13D is hereby amended to read in its entirety as follows:

                         (a)  According to the Issuer's Registra-
          tion Statement, as of November 26, 1996, there were 22,212,252 shares of Common Stock outstanding. As of the date hereof, Sara Lee Corporation does not beneficially own any of such shares.

                         (b)  Not applicable

                         (c)  Not applicable

                         (d)  Not applicable

                         (e)  Not applicable.

          ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELA-TIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

                    Item 6 of Schedule 13D is hereby amended to read in its entirety as follows:

                    Sara Lee Corporation is entitled to certain registration rights pursuant to an Amended and Restated Registration Rights Agreement, dated as of November 22, 1994, among PYA/Monarch, Inc. ("PYA"), a subsidiary of Sara Lee Corporation, the Issuer and certain other par-ties thereto which has been amended by a letter agreement dated July 16, 1996 between PYA and the Issuer and a letter agreement, dated November 20, 1996 among SLFSH, Sara Lee Corporation, the Issuer and certain other par-ties thereto. Such Registration Rights Agreement and letter agreements are included as exhibits to this Sched-ule 13D and are hereby incorporated by reference herein.

                    SLFSH sold its entire beneficial interest in the Issuer's Common Stock pursuant to the U. S. Under-writing Agreement and the International Underwriting Agreement and, as a result of such sale, Sara Lee Corpo-ration and its subsidiaries have no beneficial interest in the Issuers Common Stock. The U.S. Underwriting Agreement and the International Underwriting Agreement are included as exhibits to this Schedule 13D

          ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

                    Item 7 of Schedule 13D is hereby amended to read in its entirety as follows:

                    Exhibit 1    Pages 13-15, 41, 47, 49-50 and 55
                                 of the Prospectus(1)

                    Exhibit 3 Conversion Agreement, dated as of November 15, 1994, among Sara Lee Corporation, the Issuer and the other stockholders of the Issuer prior to the initial public offering1

                    Exhibit 4 Lock-Up Agreement, dated November 18, 1994, among Sara Lee Corpora-

                                 tion and the Representatives and
                                 Lead Managers named therein1

                    Exhibit 5    Registration Rights Agreement,
                                 dated as of November 22, 1994,
                                 among the Issuer, PYA and the other
                                 stockholders named therein1

                    Exhibit 6 Proposal, dated November 30, 1995, from Sara Lee Corporation to
                                 Issuer1

                    Exhibit 7    Press Release, dated November 30,
                                 19951

                    Exhibit 8    Press Release, dated February 20,
                                 19961

                    Exhibit 9    Letter Agreement, dated July 16,
                                 1996, between PYA and the Issuer1

                    Exhibit 10 Notice of exercise of demand regis-tration rights from SLFSH and The Sara Lee Foundation to the Issuer1

                    Exhibit 11 U.S. Underwriting Agreement, dated November 26, 1996, among the Issu-er, the Selling Stockholders and the Underwriters (filed as Exhibit
                                 1.1 to the Issuer's Registration
                                 Statement on Form S-3 (File No.
                                 14039) which is incorporated herein
                                 by reference)

                    Exhibit 12 International Underwriting Agree-ment, dated November 26, 1996, among the Issuer, the Selling
                                 Stockholders and the Managers
                                 (filed as Exhibit 1.2 to the
                                 Issuer's Registration Statement on
                                 Form S-3 (File No. 14039) which is
                                 incorporated herein by reference)

                    Exhibit 13 Letter Agreement, dated November 20, 1996, among SLFSH, the Sara Lee Corporation, the Issuer and the other stockholders named therein

          _______________________

          1    Previously filed.


                                   SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date:  December 3, 1996

                                        SARA LEE CORPORATION

                                        /s/ Kathleen M. Cronin
                                        __________________________
                                        Kathleen M. Cronin
                                        Chief Counsel - Corporate
                                          Finance and Assistant
                                          Secretary


                                Exhibit Index

          Exhibit No.       Exhibit                         Page

              11 U.S. Underwriting Agreement, dated No-vember 26, 1996, among the Issuer the Selling Stockholders and the Underwrit-ers (filed as Exhibit 1.1 to the Issuer's Registration Statement on Form S-3 (File No. 14039) which is incorpo-rated herein by reference)

              12 International Underwriting Agreement, dated November 26, 1996, among the Is-suer, the Selling Stockholders and the Underwriters (filed as Exhibit 1.2 to the Issuer's Registration Statement on Form S-3 (File No. 14039) which is in-corporated herein by reference)

              13            Letter Agreement, dated November 20,
                            1996, among SLFSH, the Sara Lee Corpo-
                            ration, the Issuer and the other stock-
                            holders named therein.